

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2014

Via E-mail
Robert Hoglund
Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, New York 10003

Robert Hoglund
Chief Financial Officer
Consolidated Edison of New York, Inc.
4 Irving Place
New York, New York 10003

> **Re:** **Consolidated Edison, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 8, 2014**
> **File No. 1-14514**
>
> **Consolidated Edison of New York, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 1-1217**

Dear Mr. Hoglund:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 65

1. Please note that the comments below are applicable to both Consolidated Edison, Inc. and Consolidated Edison Company of New York, Inc. To the extent our comments are applicable to both entities, please address the comments for both entities in your response.

Consolidated Statements of Cash Flow, page 71

2. Please show us how you determined the change in pensions and retirement benefits obligations.

Note B – Regulatory Matters, page 92

3. Please disclose the remaining recovery period of regulatory assets for which cash outflows have not been made or tell us why such disclosure in not required by ASC 980-340-50-1.

Note G – Environmental Matters, page 114

Asbestos Proceedings, page 115

4. Please tell us if there is reasonable possibility that an exposure to loss exists in excess of the amount accrued. If so, please disclose an estimate of the possible loss or range of loss in excess of amounts accrued or that such an estimate cannot be made in accordance with ASC 450-20-50-4. In addition, if there is reasonable possibility that an exposure to loss exists in excess of the amount accrued for the Manhattan Steam Main Rupture disclosed in Note H, please provide the disclosure required by ASC 450-20-50-4.

Note N – Financial Information by Business Segment, page 124

5. We note that the amounts of income tax expense do not agree to the amounts of income tax expense disclosed on the face of the consolidated income statements. Please advise.

Definitive Proxy Statement filed on Schedule 14A

C. Annual Incentive Compensation, page 41

(ii) Potential Awards, page 41

6. We note your statement that "Con Edison of New York's "other financial performance" component is allocated 10 percent for capital budget performance and 10 percent for operating budget performance, subject to a 25 percent upward or downward adjustment based on certain performance criteria." In future filings, please elaborate on the "certain performance criteria" you utilize.

(iv) Operating Objectives, page 44

7. In future filings, please enhance your disclosure to explain how you determine whether the specific targets associated with the operating objectives have been met. In doing so, please describe the extent to which each operating objective is objective or subjective and, if the former, please disclose targets and actual results for the objective. In this regard, we note your indication that each of the operating metrics includes specific "pre-established, targets." Please also explain whether and how each of the operating objectives is weighted. Tell us what this disclosure will look like in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Attorney, at (202) 551-3797 or Mara Ransom, Assistant Director, at (202) 551-3264 if you have questions regarding any other comments. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief